Exhibit 99.1

Inspira Achieves All Key Objectives in Previously Announced Government Talks,
Forging a Pathway to National Adoption and Global Scale-Up of the ART100

RA’ANANA, Israel, July 10, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN,IINNW) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced it has successfully achieved all key strategic objectives in its high-level talks with a government health authority, located outside of the United States, on July 8, 2025, a meeting previously announced by the Company on July 7, 2025, establishing a definitive pathway for the nationwide adoption of the Company’s ART100 system and creating the foundation for a future global scale-up.

This breakthrough follows a direct invitation from the government, which recognizes the ART100 as a clinically validated, field proven system, driving the decision to initiate a national integration process.

The newly established pathway defines a strategic framework designed to accelerate the integration of the ART100 into the country’s national emergency infrastructure. Furthermore, it creates the foundation for a global distribution and manufacturing hub, a structure intended to significantly enhance the value and accelerate the execution of the Company’s existing $22.5 million purchase order, as announced on July 2, 2025.

“This achievement is a catalyst that is transforming Inspira into a new kind of company,” said Dagi Ben Noon, Chief Executive Officer of Inspira Technologies. “We are now building the infrastructure for a government-aligned, global commercial platform. Our entire focus is on execution, and we intend to move with a speed and determination that will fundamentally change the scale of our company.”

This development marks a significant validation and acceleration of Inspira’s stated strategy, signaling the Company’s entry into the global government-aligned healthcare infrastructure space.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500 — a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses creating the foundation for a future global scale-up of its ART100, that this pathway is designed to accelerate the integration of the ART100 into the country’s national emergency infrastructure and creates the foundation for a global distribution and manufacturing hub which is intended to enhance the value and accelerate the execution of the Company’s $22.5 million purchase order, the belief that this achievement is a catalyst that is transforming the Company into a new kind of company, the intention to move with speed and determination that the Company believes will change the scale of the company, and that this development marks a significant validation and acceleration of the Company’s stated strategy. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485